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                      Filed By: Jupiter Media Metrix, Inc. Pursuant to Rule 425
                      under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


                      Subject Company: Jupiter Media Metrix, Inc.
                      Commission File No: 000-25943


            Jupiter Media Metrix, Inc. (the "Company") issued a press release on October 25, 2001 announcing that it had entered into an Agreement and Plan of Merger, dated as of October 25, 2001 (the "Merger Agreement"), by and among NetRatings, Inc. ("NetRatings"), Sonoma Acquisition Corp., LLC ("Merger Sub") and the Company. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. The transaction has been approved by the Boards of Directors of both NetRatings and the Company. Pursuant to the Merger Agreement, the Company's stockholders may elect to receive 0.1490 NetRatings shares or $1.95 in cash in exchange for each share of the Company they own. The transaction will be taxable to the Company's stockholders. The Merger Agreement provides that no more than 50 percent nor less than 30 percent of the aggregate transaction consideration will be paid in cash. The Company's directors and certain key members of management, who hold a total of approximately 22 percent of the Company's stock, have agreed to exchange no less than 70 percent of their holdings for stock with the remaining portion to be received in cash. They have also agreed to vote their shares in favor of the transaction.

            In connection with the Merger Agreement, the Company and NetRatings have entered into a Loan and Security Agreement, dated as of October 25, 2001 (the "Loan Agreement"), whereby NetRatings has agreed to lend the Company up to $25 million, subject to specified conditions, under a secured credit facility that will replace the standby letter of credit arrangement between the Company and Tod Johnson, the Company's chairman. The termination of the standby letter of credit arrangement is evidenced in the Agreement, dated as of October 25, 2001, between the Company and Mr. Johnson. Any drawdowns by the Company under the Loan Agreement will result in a corresponding reduction in the per share purchase price payable in the merger. The per share purchase price is also subject to possible reduction to reflect certain expenditures by the Company in excess of $5 million to terminate various international joint ventures.

            Concurrently with the execution of the Merger Agreement, certain stockholders of the Company holding in the aggregate approximately 22 percent of the outstanding common stock of the Company entered into a Stockholders Agreement, dated October 25, 2001, with NetRatings and Merger Sub, to vote in favor of the Merger.

            In connection with the execution of the Merger Agreement, the Company amended its stockholders' rights plan to provide, among other things, that no person or entity would be considered to be an "acquiring person" thereunder by reason of any transaction contemplated by the Merger Agreement.

          The agreements filed by Jupiter Media Metrix under cover of Form 8-K relating to NetRatings, Inc.'s acquisition of Jupiter Media Metrix, Inc. are incorporated by reference to this filing.

CAUTION REQUIRED BY CERTAIN SEC RULES

          In connection with the NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders and Jupiter Media Metrix will file with the SEC a proxy statement relating to the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents when they become available because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

          Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

          For additional information about the risks that may affect Jupiter Media Metrix' future business and financial results, refer to the company's Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, and the company's quarterly reports on Form 10-Q that are filed with the SEC. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of the company, whether as a result of new information, future events or otherwise.